Code of Ethics and Business Conduct
The good name and reputation of Glori Energy Inc. and its subsidiaries (individually and collectively, the "Company") are a result of the hard work and dedication of all of us. Together, we are responsible for preserving and enhancing this reputation.
Set forth in the following pages are the Company's Code of Ethics and Business Conduct (the "Code"), which has been approved by our Board of Directors. The purpose of the Code is to provide guidance and set common ethical standards that you must adhere to on a consistent basis. All employees, officers and directors are expected to comply with the policies set forth in this Code. Read the Code carefully and make sure that you understand it and the consequences of non-compliance. The Code should also be provided to and followed by (to the extent applicable) the Company's agents and representatives, including consultants. However, this Code is not a contract of employment, express or implied, between any individual and the Company. Any employee remains "at will," which means that either the employee or the Company may end the employment relationship at any time without cause.
Because the principles described in this Code are general in nature, you should also review all applicable Company policies and procedures for more specific instruction and contact the Chief Executive Officer or the Chief Financial Officer if you have any questions.
The Code will not provide an answer to all questions or situations that may arise. If you have a question that the Code does not address directly, you should use your own common sense of what is right, based on the standards set forth in the Code, and seek appropriate guidance from others or any other resources identified in the Code. In all cases, if you are unsure about the appropriateness of an event or action, please seek assistance in interpreting the requirements of these practices by contacting the Chief Executive Officer or the Chief Financial Officer.
The Company's success is due in large part to the integrity of our employees, officers and directors. As such, our goal is not just to simply comply with the laws and regulations that apply to our business; we also strive to abide by the highest standards of business conduct. We all have a duty to honor the policies and principles contained in this Code and stay true to our values. We look forward to your cooperation in this important matter.
Sincerely,
Stuart M. Page
Chief Executive Officer
PUTTING THE CODE OF ETHICS AND BUSINESS CONDUCT TO WORK
About the Code
This Code covers a wide range of business practices and procedures. Although the Code does not cover every issue that may arise, it does set forth basic principles to guide all employees, officers and directors of the Company. All employees, officers and directors must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.
Your rights as an employee and the Company's rights as an employer are governed by the laws of the country of employment, the work rules of your employing unit and your individual written employment contract, if any. Nothing in this Code or in any company policies and procedures, or in other related communications (verbal or written), creates or implies an employment contract or an assurance of continued employment. Employees are "at will," which means that either the employee or the Company may end the employment relationship at any time without cause.
We are committed to continuously reviewing and updating our policies and procedures. Therefore, this Code is subject to modification. The Company has the sole discretion to change, modify, suspend, interpret, or cancel in whole or in part, any statement or provision in this Code, without advance notice. This Code supersedes all other such codes, policies, procedures, instructions, practices, rules or written or verbal representations to the extent they are inconsistent.
Please sign the acknowledgment form at the end of this Code indicating that you have received, read, understand and agree to comply with the Code. A copy of the signed acknowledgment form will also be filed in your personnel file.
Meeting Our Shared Obligations
Each of us is responsible for knowing and understanding the policies and guidelines contained in the following pages. If you have questions, ask them; if you have ethical concerns, raise them. The Chief Executive Officer and the Chief Financial Officer are available to answer your questions and provide guidance and are the officers to whom you should report suspected misconduct. Our conduct should reflect the Company's values, demonstrate ethical leadership, and promote a work environment that upholds the Company's reputation for integrity, ethical conduct and trust.

RESPONSIBILITY TO OUR ORGANIZATION
Compliance with Laws and Regulations
Obeying the law, both in letter and in spirit, is the foundation on which the Company's ethical standards are built. All employees, officers and directors must respect and obey all applicable laws and regulations in every jurisdiction where the
Company conducts business. Although not all employees, officers and directors are expected to know the details of these laws and regulations, it is important to know enough to determine when to seek advice from supervisors, the Chief Executive Officer or the Chief Financial Officer. If there is a conflict between applicable laws or between local law and a policy set forth in this Code, you should consult with the Chief Executive Officer or the Chief Financial Officer before taking any action.
Conflicts of Interest
Employees, officers and directors of the Company are expected to dedicate their best efforts to advancing the Company's interests and to make decisions that affect the Company based on the Company's best interests, independent of outside influences. Employees, officers, and directors have the obligation to avoid actual or perceived ethical, legal, financial, or other conflicts of interest and to ensure that their activities and interests do not conflict with their obligations to the Company or its welfare.
A conflict of interest occurs when your private interests interfere, or even appear to interfere, with the interests of the
Company. A conflict situation can arise when you take actions or have interests that make it difficult for you to perform your Company work objectively and effectively. Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual, apparent and potential conflicts of interest between personal and business relationships. This includes full disclosure of any actual, apparent or potential conflicts of interest as set forth below.
Special rules apply to executive officers and directors who engage in conduct that creates an actual, apparent or potential conflict of interest. Before engaging in any such conduct, executive officers and directors must make full disclosure of all facts and circumstances to the Chief Executive Officer or the Chief Financial Officer, who shall inform and seek the prior approval of the Audit Committee of the Board of Directors. In addition, directors should follow any procedures relating to conflicts of interest set forth in the Company's Corporate Governance Guidelines.
Although we cannot list every conceivable conflict, what follows are some common examples of actual, apparent and potential conflicts of interest. If you are involved in a conflict situation that is not described below, you should discuss your particular situation with your supervisor, the Chief Executive Officer or the Chief Financial Officer.
Improper Personal Benefits from the Company
Conflicts of interest arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company, including the rules set forth in the Company's Policy Governing Related Person Transactions. You may not accept any benefits from the Company that have not been duly authorized and approved pursuant to Company policy and procedure, including any Company loans or guarantees of your personal obligations. The Company will not make any personal loans to nor guarantee the personal obligations of directors and executive officers.
Financial Interests in Other Businesses
You may not own an interest in any company that competes with the Company. You may not own an interest in a company that does business with the Company (such as a Company customer or supplier) without the prior written approval of the Chief Executive Officer or the Chief Financial Officer (or if you are an executive officer or board member, the Chairman of the Audit Committee). However, it is not typically considered a conflict of interest (and therefore, prior approval is not required) to have an interest with a total value of no more than five percent (5%) of your annual compensation in competitors, customers or suppliers that are listed on a national or international securities exchange.
Business Arrangements with the Company
Without prior written approval from the Chief Executive Officer or the Chief Financial Officer (or if you are an executive officer or board member, by the Chairman of the Audit Committee), you may not participate in a joint venture, partnership or other business arrangement with the Company.
Outside Employment or Activities with a Competitor
Simultaneous employment with or serving as a director of a competitor of the Company is strictly prohibited, as is any activity that is intended to or that you should reasonably expect to advance a competitor's interests. You may not market products or services in competition with the Company's current or potential business activities. It is your responsibility to consult with the Chief Executive Officer or Chief Financial Officer (or if you are an executive officer or board member, with the Chairman of the Audit Committee) to determine whether a planned activity will compete with any of the Company's business activities before you pursue the activity in question.
Outside Employment with a Customer or Supplier
Without prior written approval from the Chief Executive Officer or Chief Financial Officer (or if you are an executive officer or board member, from the Chairman of the Audit Committee), you may not be a customer or be employed by, serve as a director of or represent a customer of the Company. Similarly, without such prior written approval, you may not be a supplier or be employed by, serve as a director of or represent a supplier to the Company. You may not accept money or benefits of any kind as compensation or payment for any advice or services that you may provide to a client, supplier or anyone else in connection with its business with the Company.
Charitable, Government and Other Outside Activities
The Company encourages all employees to participate in projects and causes that further the welfare of our local communities. However, you must obtain the prior written approval of the Chief Executive Officer or Chief Financial Officer (or if you are an executive officer or board member, by the Chairman of the Audit Committee) before serving as a director or trustee of any charitable, not-for-profit, for-profit, or other entity or before running for election or seeking appointment to any government-related position.
Family Members Working in the Industry
You may find yourself in a situation where your spouse or significant other, your children, parents, in-laws, or someone else with whom you have a close familial relationship, is a competitor, supplier or customer of the Company or is employed by one. Such situations are not prohibited, but they call for extra sensitivity to security, confidentiality and conflicts of interest.
There are several factors to consider in assessing such a situation. Among them: the relationship between the Company and the other company; the nature of your responsibilities as a Company employee and those of the other person; and the access each of you has to your respective employer's confidential information. Such a situation, however harmless it may appear to you, could arouse suspicions among your associates that might affect your working relationships. The very appearance of a conflict of interest can create problems, regardless of the propriety of your behavior.
To remove any such doubts or suspicions, you must disclose your specific situation to the Chief Executive Officer or Chief Financial Officer (or if you are an executive officer or board member, to the Chairman of the Audit Committee) to assess the nature and extent of any concern and how it can be resolved. In some instances, any risk to the Company's interests is sufficiently remote that you may only be reminded to guard against inadvertently disclosing Company confidential information and not to be involved in decisions on behalf of the Company that involve the other company.
Corporate Opportunities
Employees and directors have a duty to the Company to advance its legitimate interests when the opportunity to do so arises. If you learn of a business or investment opportunity through the use of corporate property or information or your position at the Company, such as from a competitor or actual or potential customer, supplier or business associate of the Company, you may not participate in the opportunity or make the investment without the prior written approval of the Chief Executive Officer or Chief Financial Officer (or if you are an executive officer, the Chairman of the Audit Committee). Such an opportunity should be considered an investment opportunity for the Company in the first instance. You may not use corporate property or information or your position at the Company for improper personal gain, and you may not compete with the Company.
Entertainment, Gifts and Gratuities
Receipt of Gifts and Entertainment
When you are involved in making business decisions on behalf of the Company, your decisions must be based on uncompromised, objective judgment. Employees interacting with any person who has business dealings with the Company (including suppliers, customers, competitors, contractors and consultants) must conduct such activities in the best interest of the Company, using consistent and unbiased standards. We must never accept gifts or other benefits if our business judgment or decisions could be affected.
You must never ask for gifts, entertainment or any other business courtesies from people doing business with the Company. Unsolicited gifts and business courtesies, such as meals and entertainment, are permissible if they are customary and commonly accepted business courtesies, not excessive in value and given and accepted without an express or implied understanding that you or the Company are in any way obligated by your acceptance of the gift. Gifts that are extravagant in value or unusual in nature should not be accepted without the prior written approval of your supervisor, the Chief Executive Officer or Chief Financial Officer (or if you are an executive officer or board member, by the Chairman of the Audit Committee).
Gifts of cash or cash equivalents or other financial assets or services (including gift certificates, securities, below-market loans, etc.) in any amount are prohibited and must be returned promptly to the donor or declined.
Offering Gifts and Entertainment
When you are providing a gift, entertainment or other accommodation in connection with Company business, you must do so in a manner that is in good taste and without excessive expense. You may not furnish or offer to furnish any gift that is of more than token value or that goes beyond the common courtesies associated with accepted business practices. You should follow the above guidelines for receiving gifts in determining when it is appropriate to give gifts and when prior written approval is required.
Our suppliers and customers likely have gift and entertainment policies of their own. You must be careful never to provide a gift or entertainment that violates the other company's gift and entertainment policy.
What is acceptable in the commercial business environment may be entirely unacceptable in dealings with the government. There are strict laws that govern providing gifts, including meals, entertainment, transportation and lodging, to government officials and employees. You are prohibited from providing gifts or anything of value to government officials or employees or members of their families in connection with Company business without prior written approval from the Chief Executive Officer or the Chief Financial Officer (or if you are an executive officer or board member, from the Chairman of the Audit Committee). For more information, see the section of this Code regarding Interacting with Government.
Giving or receiving any payment or gift in the nature of a bribe or kickback is absolutely prohibited.
Protection and Proper Use of Company Assets
We each have a duty to protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. We should take measures to prevent damage to and theft or misuse of Company property. Upon termination of employment with the Company under any circumstances, voluntary or involuntary, all employees shall immediately return and deliver to the Company all Company property, including but not limited to equipment, correspondence, manuals, letters, notes, notebooks, lists, printouts, contracts, writings of any kind, computer programs, software, and any other document concerning the Company's and its clients' customers, candidates, prospects, businesses, or business affairs, and promptly deliver to the Company any and all other documents or materials containing or constituting the Company's confidential information. Except as specifically authorized, Company assets, including Company time, equipment, materials, resources and proprietary information, must be used for legitimate business purposes only.
Company Books and Records
It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company.
The integrity of the Company's accounting books and records is essential. You must complete all Company documents accurately, truthfully, and in a timely manner, including all travel and expense reports. When applicable, documents must be properly authorized. You must record the Company's financial activities in compliance with all applicable laws and accounting practices and with the Company's system of internal controls over financial reporting. The making of false or misleading entries, records or documentation is strictly prohibited. You must never create a false or misleading report or make a payment or establish an account on behalf of the Company with the understanding that any part of the payment or account is to be used for a purpose other than as described by the supporting documents. In addition, accurate documentation in reasonable detail must support all transactions. This applies to all transactions, large or small. Thus, the preparation of travel and expense reports and time sheets, the posting of sales data and the recording of significant capital improvements or investments all require the same degree of accuracy and transparency. In addition, no employee shall unduly or fraudulently influence, coerce, manipulate or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of the Company's financial statements or accounting books and records for the purpose of rendering the Company's financial statements misleading.
Record Retention
In the course of its business, the Company produces and receives large numbers of records. Numerous laws require the retention of certain Company records for various periods of time. The Company is committed to compliance with all applicable laws and regulations relating to the preservation of records. The Company's policy is to identify, maintain, safeguard and destroy or retain all records in the Company's possession on a systematic and regular basis. Under no circumstances are Company records to be destroyed selectively or to be maintained outside Company premises or designated storage facilities, except in those instances where Company records may be temporarily brought home by employees working from home in accordance with approvals from their supervisors or applicable policies about working from home or other remote locations.
If you learn of a subpoena or a pending or contemplated litigation or government investigation, you should immediately contact the Chief Executive Officer or the Chief Financial Officer. You must retain and preserve ALL records that may be responsive to the subpoena or relevant to the litigation or that may pertain to the investigation until you are advised by the Chief Executive Officer or the Chief Financial Officer as to how to proceed. You must also affirmatively preserve from destruction all relevant records that without intervention would automatically be destroyed or erased (such as e-mails and voicemail messages). Destruction of such records, even if inadvertent, could seriously prejudice the Company. If you have any questions regarding whether a particular record pertains to a pending or contemplated investigation or litigation or may be responsive to a subpoena or regarding how to preserve particular types of records, you should ask the Chief Executive Officer or the Chief Financial Officer for advice.
Confidential Information
All employees may learn, to a greater or lesser degree, facts about the Company's business, plans, operations or "secrets of success" that are not known to the general public or to competitors. Such sensitive, confidential information includes all ideas, materials, information, data, methods, or plans developed or used by or in the possession of the Company, whether pertaining to or belonging to the Company or its clients or vendors, which is not generally known to or by other businesses in the relevant industry or trade, or that might be of use to competitors or harmful to the Company or its customers if disclosed. Examples of confidential information or trade secrets include all information regarding the Company's and its clients' or vendors' financial affairs, marketing, business strategies, pricing, products, computer programs, software, specifications, properties, manufacturing processes, services, customers and employees' addresses, histories, contacts, terms, compensation, placements, or any other customer and employee information contained in the Company's or its customer's files.
You must maintain the confidentiality of information entrusted to you by the Company or its customers, except when disclosure is authorized or legally mandated. Employees who possess or have access to confidential information or trade secrets must:

•	Not use the information for their own benefit or the benefit of persons inside or outside of the Company.

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Carefully guard against disclosure of that information to people outside the Company. For example, you should not discuss such matters with family members or business or social acquaintances or in places where the information may be overheard, such as taxis, public transportation, elevators or restaurants.

•	Not disclose confidential information to another Company employee unless the employee needs the information to carry out business responsibilities.
Non-Disclosure Agreements are commonly used when the Company needs to disclose confidential information to suppliers, consultants, joint venture participants, or others. A Non-Disclosure Agreement puts the person receiving confidential information on notice that he or she must maintain the secrecy of such information. If, in doing business with persons not employed by the Company, you foresee that you may need to disclose confidential information, you should contact the Chief Executive Officer or Chief Financial Officer and discuss the utility of entering into a Non-Disclosure Agreement.
Your obligation to treat information as confidential does not end when you leave the Company. Upon the termination of your employment, you must return everything that belongs to the Company, including all documents and other materials containing Company and customer confidential information. You must not disclose confidential information to a new employer or to others after ceasing to be a Company employee.
You may not disclose your previous employer's confidential information to the Company. Of course, you may use general skills and knowledge acquired during your previous employment.
Insider Trading
As described in more detail in the Company's Insider Trading Compliance Policy, you are prohibited by Company policy and the law from buying or selling securities of the Company at a time when in possession of material nonpublic information. (There is, however, an exception for trades made pursuant to certain pre-existing, pre-approved trading plans, discussed in the Insider Trading Compliance Policy.) This conduct is known as "insider trading." Passing such information on to someone who may buy or sell securities – known as "tipping" – is also illegal. The prohibition applies to Company securities and to securities of other companies if you learn material nonpublic information about other companies, such as the Company's customers, in the course of your duties for the Company.
Do not disclose material nonpublic information to anyone, including co-workers, unless the person receiving the information has a legitimate need to know the information for purposes of carrying out the Company's business. If you leave the Company, you must maintain the confidentiality of such information until it has been adequately disclosed to the public by the Company. If there is any question as to whether information regarding the Company or another company with which we have dealings is material or has been adequately disclosed to the public, contact the Chief Executive Officer or the Chief Financial Officer.
Please read the Company's Insider Trading Compliance Policy and seek guidance from the Chief Executive Officer or the Chief Financial Officer if you have any questions.
Trademarks, Copyrights and Other Intellectual Property
Trademarks
Our logos and the name Glori Energy are examples of Company trademarks. You must always properly use our trademarks and advise your supervisor, the Chief Executive Officer or the Chief Financial Officer of infringements by others. Similarly, the trademarks of third parties must be used properly. Any questions concerning trademark laws should be directed to the Chief Executive Officer or the Chief Financial Officer.
Copyright Compliance
Works of authorship such as books, articles, drawings, computer software and other such materials may be covered by copyright laws. It is a violation of those laws and of the Company's policies to make unauthorized copies of or derivative works based upon copyrighted materials. The absence of a copyright notice does not necessarily mean that the materials are not copyrighted.
The Company licenses the use of much of its computer software from outside companies. In most instances, this computer software is protected by copyright. You may not make, acquire or use unauthorized copies of computer software. Any questions concerning copyright laws should be directed to the Chief Executive Officer or the Chief Financial Officer.
Intellectual Property Rights of Others
It is Company policy not to infringe upon the intellectual property rights of others. When using the name, trademarks, logos or printed materials of another company, including any such uses on the Company's websites, you must do so properly and in accordance with applicable law.
Computer and Communication Resources
The Company's computer and communication resources, including computers, voicemail and e-mail, provide substantial benefits but they also present significant security and liability risks to you and the Company. It is extremely important that you take all necessary measures to secure your computer and any computer or voicemail passwords. If you have any reason to believe that your password or the security of a Company computer or communication resource has in any manner been compromised, you must change your password immediately and report the incident to your supervisor, the Chief Executive Officer or the Chief Financial Officer.
When you are using Company resources to send e-mail, voicemail or to access Internet services, you are acting as a representative of the Company. Any improper use of these resources may reflect poorly on the Company, damage its reputation, and expose you and the Company to legal liability.
All of the computing resources used to provide computing and network connections throughout the organization are the property of the Company and are intended for use by Company employees to conduct the Company's business. All e-mail, voicemail and personal files stored on Company computers are Company property. You should therefore have no expectation of personal privacy in connection with these resources. The Company reserves all rights, to the fullest extent permitted by law, to review any messages and information sent or received using Company resources for compliance with Company policy. Incidental and occasional personal use of electronic mail and telephones is permitted but such use should be minimized as these messages cost the Company in both productive time and money.
You should not use Company resources in a way that may be disruptive or offensive to others or unlawful. At all times when sending e-mail or transmitting any other message or file, you should not transmit comments, language, images or other files that you would be embarrassed to have read by any person. Remember that your "private" e-mail messages are easily forwarded to a wide audience. In addition, do not use these resources in a wasteful manner. Unnecessarily transmitting messages and other files wastes not only computer resources, but also the time and effort of each employee having to sort and read through his or her own e-mail.
Use of computer and communication resources must be consistent with all other Company policies, including those relating to harassment, privacy, copyright, trademark, trade secret and other intellectual property rights.
Responding to Inquiries from the Press and Others
Company employees who are not official Glori Energy spokespersons may not speak with the press, members of the financial community, stockholders or groups or organizations as a Company representative or about Company business unless specifically authorized to do so by the Chief Executive Officer or the Chief Financial Officer. Only the following Glori Energy employees are authorized to communicate with members of the media, the press, the financial community, stockholders or the public in response to requests for financial or other information about the Company: the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer or any other person(s) designated by the Chief Executive Officer. Requests for information from regulators or any government agency should be referred to the Chief Executive Officer or the Chief Financial Officer.
FAIR DEALING
The Company depends on its reputation for quality, service and integrity. The way we deal with our customers, competitors and suppliers molds our reputation, builds long-term trust and ultimately determines our success. You should endeavor to deal fairly with the Company's customers, suppliers, competitors and employees. We must not take unfair advantage of others through manipulation, concealment, abuse of privileged information, intentional misrepresentation of material facts or any other unfair dealing or practice.
Antitrust and Competition Laws
While the Company competes vigorously in all of its business activities, its efforts in the marketplace must be conducted in accordance with all applicable antitrust and competition laws. Each of the countries in which the Company does business has antitrust or competition laws that must be observed. While it is impossible to describe antitrust and competition laws fully in any code of business conduct, this Code will give you an overview of the types of conduct that are particularly likely to raise concerns. If you are or become engaged in activities similar to those identified in the Code, you should consult the Chief Executive Officer or the Chief Financial Officer for further guidance.
Conspiracies and Collaborations among Competitors
One of the primary goals of the antitrust laws is to promote and preserve each competitor's independence when making decisions on price, output and other competitively sensitive factors. Some of the most serious antitrust offenses are agreements between competitors that limit independent judgment and restrain trade, such as agreements to fix prices, restrict output or divide a market for customers, territories, products or purchases. You should not agree with any competitor on any of these topics, as these agreements are virtually always unlawful. (In other words, in most situations, no excuse will absolve you or the Company of liability.)
Unlawful agreements need not take the form of a written contract or even express commitments or mutual assurances. Courts can -- and sometimes do -- infer agreements based on "loose talk," informal discussions, or the mere exchange between competitors of information from which agreements on pricing or other collusion could result. Any communication with a competitor's representative, no matter how innocuous it may seem at the time, may later be subject to legal scrutiny and form the basis for accusations of improper or illegal conduct. You should take care to avoid involving yourself in situations from which an unlawful agreement could be inferred.
By bringing competitors together, trade associations and standard-setting organizations can raise antitrust concerns, even though such groups serve many legitimate goals. The exchange of sensitive information with competitors regarding topics such as prices, profit margins, output levels, or billing or advertising practices can potentially violate antitrust and competition laws, as can creating a standard with the purpose and effect of harming competition. You must notify the Chief Executive Officer or the Chief Financial Officer before joining any trade associations or standard-setting organizations. Further, if you are attending a meeting at which potentially competitively sensitive topics are discussed without oversight by an antitrust lawyer, you should object, leave the meeting, and notify the Chief Executive Officer or the Chief Financial Officer immediately.
Joint ventures with competitors are not necessarily illegal under applicable antitrust and competition laws. However, like trade associations, joint ventures present potential antitrust concerns. The Chief Executive Officer or the Chief Financial Officer should therefore be consulted before negotiating or entering into such a venture.
Distribution Issues
Relationships with customers and suppliers can also be subject to a number of antitrust prohibitions if these relationships harm competition. For example, it can be illegal for a company to affect competition by agreeing with a supplier to limit that supplier's sales to any of the company's competitors. Collective refusals to deal with a competitor, supplier or customer may be unlawful as well. While a company generally is allowed to decide independently that it does not wish to buy from or sell to a particular person, when such a decision is reached jointly with others, it may be unlawful, regardless of whether it seems commercially reasonable. Finally, it can be unlawful to restrict a customer's reselling activity by imposing a cap or floor on the price the customer charges for resale (for example, by prohibiting discounts), if those restrictions harm competition.
Other activities that can raise antitrust concerns are:

•	discriminating in terms and services offered to customers where a company treats one customer or group of customers differently than another;

•	exclusive dealing agreements where a company requires a customer to buy from or a supplier to sell to only that company;

•	tying arrangements where a customer or supplier is required, as a condition of purchasing one product, also to purchase a second, distinct product;

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"bundled discounts," in which discount or rebate programs link the level of discounts available on one product to purchases of separate but related products (for example, pencils linked to other office supplies); and

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"predatory pricing," where a company offers a discount that results in the sales price of a product being below the product's cost (the definition of cost varies depending on the court), with the intention of sustaining that price long enough to drive competitors out of the market and at least a reasonable prospect of being able to recoup the lost profit after the competitors are driven from the market.

Because these activities are prohibited under many circumstances, you should consult the Chief Executive Officer or the Chief Financial Officer before implementing any of them.
Penalties
Failure to comply with the antitrust laws could result in jail terms for individuals and large criminal fines and other monetary penalties for both the Company and individuals. In addition, private parties may bring civil suits.
Antitrust and competition laws are extremely complex. Because such lawsuits can be very costly, even when a company has not violated the law and is cleared in the end, it is important to consult with the Chief Executive Officer or the Chief Financial Officer before engaging in any conduct that even appears to create the basis for an allegation of wrongdoing. It is far easier to structure your conduct to avoid erroneous impressions than to have to explain your conduct in the future when an antitrust investigation or action is in progress. For that reason, when in doubt, consult the Chief Executive Officer or the Chief Financial Officer with your concerns.
Gathering Information about the Company's Competitors
It is entirely proper for us to gather information about our marketplace, including information about our competitors and their products and services. However, there are limits to the ways that information should be acquired and used, especially information about competitors. In gathering competitive information, you should abide by the following guidelines:

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We may gather information about our competitors from sources such as published articles, advertisements, brochures, other non-proprietary materials, surveys by consultants and conversations with our customers, as long as those conversations are not likely to suggest that we are attempting to (a) conspire with our competitors, using the customer as a messenger, or (b) gather information in breach of a client's nondisclosure agreement with a competitor or through other wrongful means. You should be able to identify the source of any information about competitors.

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We must never attempt to acquire a competitor's trade secrets or other proprietary information through unlawful means, such as theft, spying, bribery or breach of a competitor's nondisclosure agreement.

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If there is any indication that information that you obtain was not lawfully received by the party in possession, you should refuse to accept it. If you receive any competitive information anonymously or that is marked confidential, you should not review it and should contact the Chief Executive Officer or the Chief Financial Officer immediately.

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If a third party consultant offers to provide information about our competitors' practices (or about industry practices arising out of a survey of our competitors), in exchange for our participating in a survey about industry practices, you should contact the Chief Executive Officer or the Chief Financial Officer before agreeing to participate. In certain situations, it is permissible to provide historical information to a third party who compiles the information for use by market participants, but in other situations, courts have found that the exchange of information was in effect an implicit agreement among competitors that was forbidden by the antitrust laws.

The improper gathering or use of competitive information could subject you and the Company to criminal and civil liability. When in doubt as to whether a source of information is proper, you should contact the Chief Executive Officer or the Chief Financial Officer.
RESPONSIBILITY TO OUR PEOPLE
Respecting One Another
The way we treat each other and our work environment affects the way we do our jobs. All employees want and deserve a work place where they are respected and appreciated. Everyone who works for the Company must contribute to the creation and maintenance of such an environment, and supervisors and managers have a special responsibility to foster a workplace that supports honesty, integrity, respect and trust.
Employee Privacy
We respect the privacy and dignity of all individuals. The Company collects and maintains personal information that relates to your employment, including medical and benefit information. Special care is taken to limit access to personal information by Company personnel with a need to know such information for a legitimate purpose in compliance with all applicable laws. Employees who are responsible for maintaining personal information and those who are provided access to such information must not disclose private information in violation of applicable law or in violation of the Company's policies.
No employee has an expectation of privacy on Company premises regarding his or her personal effects brought onto Company premises. The Company reserves the right, at all times, to conduct searches at random, based on reasonable suspicion, or at the Company's discretion without prior announcement. However, you as an employee should not search for or retrieve items from another employee's workspace without prior approval of that employee or management. Similarly, you should not use communication or information systems to obtain access to information directed to or created by others without the prior approval of management, unless such access is part of your job function and responsibilities at the Company.
Personal items, messages or information that you consider to be private should not be placed or kept in telephone systems, computer or electronic mail systems, office systems, offices, work spaces, desks, credenzas, or file cabinets. The Company reserves all rights, to the fullest extent permitted by law, to inspect such systems and areas and to retrieve information or property from them when deemed appropriate in the judgment of management.
Equal Employment Opportunity and Nondiscrimination
The Company is committed to the principle of equal opportunity in employment. The Company does not permit discrimination or retaliation on the basis of race, color, religion, sex (including pregnancy, childbirth, and related medical conditions), national origin, military or veteran status, disability, age, sexual orientation, genetic information, marital status or filing a charge of discrimination, participating in an investigation, or opposing discriminatory practices, or any other category protected by federal, state or local law, in any aspect of employment, including: hiring and firing; compensation, assignment, or classification of employees; transfer, promotion, layoff, or recall; job advertisements; or recruitment; testing; use of company facilities; training and apprenticeship programs; fringe benefits; pay, retirement plans, and disability leave; or any other terms and conditions of employment. Any employee who violates this policy will be subject to disciplinary or corrective action up to and including termination.
You must treat all Company people, customers, suppliers and others with respect and dignity
Sexual and Other Forms of Harassment
The Company is committed to providing a workplace that is free from conduct of a harassing nature. Any such harassment is against Company policy, could be a form of illegal discrimination, and will not be tolerated. Any employee who violates this policy will be subject to disciplinary or corrective action up to and including termination.
Harassment includes conduct, whether verbal or physical, that degrades or shows hatred or hostility toward an individual because of his/her actual or perceived sex (including pregnancy, childbirth, and related medical conditions), sexual orientation, marital status, military status, race, color, religion, national origin, age, disability, or filing a charge of discrimination, participating in an investigation, or opposing discriminatory practices, or any other reason prohibited by federal, state or local law, which:

•	has the purpose or effect of creating an intimidating, hostile or offensive work environment;

•	has the purpose or effect of unreasonably interfering with an individual's work performance; or

•	otherwise adversely affects an individual's employment opportunities.
Sexual harassment includes unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature when:

•	submission to such conduct is made a term or condition of employment;

•	submission to or rejection of such conduct is used as a basis for employment decisions; or

•	such conduct has the purpose or effect of unreasonably interfering with an individual's work performance or creating an intimidating, offensive or hostile work environment.

Discrimination and Harassment: Reporting Responsibilities and Procedures
If you believe that you have been subjected to discrimination, harassment, or retaliation of any kind, you should promptly report the incident to your supervisor, the Chief Executive Officer or the Chief Financial Officer. Likewise, any employee witnessing discrimination, harassment, or retaliation directed at other employees must immediately report such incidents to his or her supervisor, the Chief Executive Officer or the Chief Financial Officer.
Complaints of discrimination, harassment, and retaliation will be investigated promptly and will be kept confidential to the extent reasonably possible. The Company will not in any way retaliate against any employee for making a good faith complaint or report of harassment or cooperating in the investigation of such a complaint or report.
The Company encourages the prompt reporting of all incidents of discrimination, harassment, or retaliation, regardless of who the offender may be, or the offender's relationship to the Company. This procedure should also be followed if you believe that a non-employee with whom you are required or expected to work has engaged in prohibited conduct. Supervisors must promptly report all complaints of harassment to the Chief Executive Officer or the Chief Financial Officer.
Remember that, regardless of legal definitions, the Company expects employees to interact with each other in a professional and respectful manner.
Safety in the Workplace
It is the Company's policy to comply with all safety laws, rules, and regulations in an effort to provide employees with a safe and healthy work environment. Employees of the Company have a responsibility to comply with all applicable laws and regulations regarding safe design, construction, maintenance, and operation of Company facilities and equipment. It is the responsibility of every employee to perform his or her work and to conduct the Company's operations in a safe manner.
Weapons and Workplace Violence
Employees are prohibited from possessing weapons of any kind on Company premises, including in Company owned or leased vehicles. The term "weapon" includes firearms, whether carried with license or not, concealed or not, as well as any potentially dangerous object not customarily used in the performance of job duties. This prohibition extends to any time an employee is working, regardless of work location. However, if an employee holds a concealed handgun license or otherwise lawfully possess a firearm, that employee may transport or store such firearm in a locked, privately owned vehicle in the parking area in accordance with the Texas Labor Code. Violation of this rule will subject an employee to immediate termination. No exceptions to this policy prohibiting weapons shall be made unless in writing signed by the Chief Executive Officer or the Chief Financial Officer of the Company.
Threats, threatening behavior, acts of violence against Company employees, visitors, guests, or other individuals or willful damage to property within the Company premises will not be tolerated. Violations of this policy may lead to disciplinary or corrective action up to and including termination. In addition, the Company reserves the right to report any such behavior to the appropriate law enforcement officials and pursue the prosecution of the offenses.
Drugs and Alcohol
It is the policy of the Company that employees shall not be involved in the use, consumption, possession, sale, distribution or transfer of any drugs, narcotics, or alcoholic beverages while on Company property. An employee shall not report to work under the influence of drugs or alcohol, which may impair, in any manner, his or her ability to safely and efficiently perform assigned job duties; and which may adversely affect the Company's business or reputation. Any amount of drugs or alcohol is prohibited under the Company's zero tolerance policy. Violation of this policy will subject the employee to instant termination.
INTERACTING WITH GOVERNMENT
Prohibition on Gifts to Government Officials and Employees
Different governments have different laws restricting gifts, including meals, entertainment, transportation and lodging, that may be provided to government officials and government employees. You are prohibited from providing gifts, meals or anything of value to government officials or employees or members of their families in connection with Company business without prior written approval from the Chief Executive Officer or the Chief Financial Officer.
Political Contributions and Activities
Laws of certain jurisdictions prohibit the use of Company funds, assets, services, or facilities on behalf of a political party or candidate. Payments of corporate funds to any political party, candidate or campaign may be made only if permitted under applicable law and approved in writing and in advance by the the Chief Executive Officer or the Chief Financial Officer.
Your work time may be considered the equivalent of a contribution by the Company. Therefore, unless required by applicable law, you will not be paid by the Company for any time spent running for public office, serving as an elected official, or campaigning for a political candidate. Nor will the Company compensate or reimburse you, in any form, for a political contribution that you intend to make or have made.
Bribery of Government Officials
Company policy, the U.S. Foreign Corrupt Practices Act (the "FCPA"), and the laws of many other countries prohibit the Company and its officers, employees and agents from giving or offering to give money or anything of value to a foreign official, a foreign political party, a party official or a candidate for political office in order to influence official acts or decisions of that person or entity, to obtain or retain business, or to secure any improper advantage. A foreign official is an officer or employee of a government or any department, agency, or instrumentality thereof, or of certain international agencies, such as the World Bank or the United Nations, or any person acting in an official capacity on behalf of one of those entities. Officials of government-owned corporations are considered to be foreign officials.
Payments need not be in cash to be illegal. The FCPA prohibits giving or offering to give "anything of value." Over the years, many non-cash items have been the basis of bribery prosecutions, including travel expenses, golf outings, automobiles, and loans with favorable interest rates or repayment terms. Indirect payments made through agents, contractors, or other third parties are also prohibited. Employees may not avoid liability by "turning a blind eye" when circumstances indicate a potential violation of the FCPA.
The FCPA does allow for certain permissible payments to foreign officials. Specifically, the law permits "facilitating" payments, which are payments of small value to effect routine government actions such as obtaining permits, licenses, visas, mail, utilities hook-ups and the like. However, determining what is a permissible "facilitating" payment involves difficult legal judgments. Therefore, employees must obtain permission from the Chief Executive Officer or the Chief Financial Officer before making any payment or gift thought to be exempt from the FCPA.
STOCKHOLDER COMMUNICATIONS
The Board of Directors has implemented a process by which stockholders may send written communications to the attention of the Board of Directors, any committee of the Board of Directors or any individual Board member, care of the Chief Financial Officer at 4315 South Drive, Houston, Texas 77053. This centralized process will assist the Board of Directors in reviewing and responding to stockholder communications in an appropriate manner. The name of any specific intended Board of Directors recipient should be noted in the communication. The Chief Executive Officer and the Chief Financial Officer will be primarily responsible for collecting, organizing and monitoring communications from stockholders and, where appropriate depending on the facts and circumstances outlined in the communication, providing copies of such communications to the intended recipients. Communications will be forwarded to directors if they relate to appropriate and important substantive corporate or Board matters. Communications that are of a commercial or frivolous nature or otherwise inappropriate for the Board of Directors' consideration will not be forwarded to the Board of Directors. Any communications not forwarded to the Board of Directors will be retained for a period of 12 months, and made available to any of the Company's directors upon their request to view such communications. In addition, the Chief Executive Officer or the Chief Financial Officer will provide all nonforwarded communications to the Chairman of the Corporate Governance and Nominating Committee at least once in each year.

IMPLEMENTATION OF THE CODE
Responsibilities
While each of us is individually responsible for putting the Code to work, we need not go it alone. The Company has a number of resources, people and processes in place to answer our questions and guide us through difficult decisions.
Copies of this Code are available from the Chief Executive Officer or the Chief Financial Officer.
Seeking Guidance
This Code cannot provide definitive answers to all questions. If you have questions regarding any of the policies discussed in this Code or if you are in doubt about the best course of action in a particular situation, you should seek guidance from your supervisor, the Chief Executive Officer, the Chief Financial Officer or the other resources identified in this Code.
Reporting Violations
If you know of or suspect a violation of applicable laws or regulations, the Code, or the Company's related policies, you must immediately report that information to your supervisor, the Chief Executive Officer or the Chief Financial Officer.
If you are uncomfortable with the options described above, you may confidentially report violations by using one of the processes described in the Company's Whistleblower Policy. If desired, you do not need to disclose your identity. All inquiries will be forwarded to an appropriate party for investigation so that the Company may review each inquiry.
No one will be subject to retaliation because of a good faith report of suspected misconduct.
Investigations of Suspected Violations
All reported violations will be promptly investigated and treated confidentially to the extent reasonably possible. It is imperative that reporting persons not conduct their own preliminary investigations. Investigations of alleged violations may involve complex legal issues, and acting on your own may compromise the integrity of an investigation and adversely affect both you and the Company.
Discipline for Violations
The Company intends to use every reasonable effort to prevent the occurrence of conduct not in compliance with its Code and to halt any such conduct that may occur as soon as reasonably possible after its discovery. Subject to applicable law and agreements, Company personnel who violate this Code and other Company policies and procedures may be subject to disciplinary action, up to and including discharge. If the violator is an executive officer or director of the Company, the matter will be presented to the Audit Committee of the Board of Directors which will determine and recommend to the Board of Directors the appropriate disciplinary measures to be taken. The disciplinary measures, which may be invoked at the discretion of the Chief Executive Officer or Chief Financial Officer or Board of Directors, include, but are not limited to, counseling, oral or written reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, termination of employment and restitution.

Persons subject to disciplinary measures shall include, in addition to the violator, others involved in the wrongdoing such as (i) persons who fail to use reasonable care to detect a violation, (ii) persons who refuse to divulge information which may be material to the investigation of a violation and (iii) supervisors who approve or condone the violations or attempt to retaliate against employees or agents for reporting violations or violators.
Waivers of the Code
The Company will waive application of the policies set forth in this Code only where circumstances warrant granting a waiver.
Waivers of the Code for directors and executive officers may be made only by the Board of Directors as a whole or the Audit Committee of the Board and will be promptly disclosed to stockholders as required by law or the regulations of any exchange upon which the Company's securities are listed.
No Rights Created
This Code is a statement of the fundamental principles and key policies and procedures that govern the conduct of the Company's business. It is not intended to and does not create any obligations to or rights in any employee, director, client, supplier, competitor, stockholder or any other person or entity.
Remember
Ultimate responsibility to ensure that we as a Company comply with the many laws, regulations and ethical standards affecting our business rests with each of us. You must become familiar with and conduct yourself strictly in compliance with those laws, regulations and standards and the Company's policies and guidelines pertaining to them.
Annual Review and Acknowledgement
From time to time, you may be asked to review the Code and acknowledge your personal commitment to compliance with the Code and other legal requirements for business conduct by completing the attached acknowledgment. In addition, new employees will be required to complete the acknowledgment upon hiring.
ACKNOWLEDGMENT FORM
I have received the Code of Ethics and Business Conduct (the "Code"). I have also received training on the Code, and I understand its contents. I agree to comply fully with the standards, policies and procedures contained in the Code and the Company's related policies and procedures. I understand that I have an obligation to report any suspected violations of the Code of which I am aware. I acknowledge that the Code is a statement of policies for business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment.
________________________ Printed Name
________________________ Signature
________________________ Date